EXHIBIT A

Ceragon Concludes its Participation in Israeli Office of the Chief Scientist
R&D Grant Programs

        TEL AVIV, Israel, January 4, 2007 – Ceragon Networks Ltd. (NASDAQ and TASE: CRNT), www.ceragon.com, a leading provider of high-capacity wireless backhaul solutions, today announced that it has signed an agreement with the Office of the Chief Scientist of the Israeli Ministry of Industry, Trade and Labor (“OCS”) to conclude its participation in R&D grant programs sponsored by OCS. The Company has chosen to repay approximately $12 million in outstanding grants because accelerating interest-bearing royalty payments stemming from strong sales growth have significantly reduced the economic benefit of participation. The repayment will be made in semiannual installments in 2007 through 2009. The commitment will result in a one time charge of approximately $10.5 million in the fourth quarter of 2006. The Company expects an immediate positive net impact on earnings in Q4 2006 of about $500,000. In 2007, Ceragon expects a positive impact on earnings of about $2 million, and a larger positive impact in the following years.

        “We thank the Office of the Chief Scientist and the Israeli Ministry of Industry, Trade and Labor for their support over the past 10 years. Their grant programs enabled the Company to develop its sophisticated technology and become a leading player in the wireless backhaul market,” said Tali Idan, Chief Financial Officer of Ceragon.

        The Government of Israel encourages research and development projects of Israeli companies through the OCS, which funds up to 50% of approved R&D expenditures. The recipient of such grants is required to repay 100% of the grants plus interest, which accrues from the date the funds are received. The repayment is in the form of royalties on the revenues derived from products incorporating know-how developed using OCS funds. For companies with relatively low revenue, this program provides a dual benefit of immediate capital and risk-sharing since payment of royalties is contingent on actual product sales.

        “As our revenue is growing rapidly and our R&D has reached a high level of expertise, the OCS grant programs have become a relatively expensive source of funds with considerable administrative requirements,” explained Mr. Idan. “By agreeing to repay the grants, we expect our 2007 results to show an estimated $4 million reduction in our cost of goods sold, reflecting the cessation of royalty payments. These savings will be partially offset by an estimated $2 million increase in net R&D expenses. In addition to eliminating the administrative burden, we believe this arrangement will also enable more meaningful comparisons going forward. The $1.5 million difference between the Q4 2006 charge and the total amount of future cash payments to OCS results from the standard accrual accounting method.”

About Ceragon Networks Ltd.
Ceragon Networks Ltd. (NASDAQ and TASE: CRNT) is a leading provider of high-capacity wireless backhaul solutions for cellular and fixed wireless operators, enterprises and government organizations. Ceragon’s modular FibeAir® product family is recognized as the gold standard for backhaul transmission and is also one of the top solutions chosen by cellular operators for SONET/SDH rings. A scalable, future-proof solution for wireless transport of broadband services, FibeAir operates across multiple frequencies for IP and SONET/SDH protocols, supporting the emerging needs of next-generation networks that are evolving to all-IP based services, including triple-play. It leads the market in IP backhaul, offering a unique, native IP solution that provides the efficient, robust connectivity required for Wi-Fi, WiMAX and converged networks. Ceragon supports its growing base of more than 180 customers in 70 countries by operating an extensive sales network comprising 17 offices and numerous partners located around the world. More information is available at www.ceragon.com.

Ceragon Networks®, CeraView®, FibeAir® and the FibeAir® design mark are registered trademarks of Ceragon Networks Ltd., and Ceragon™, PolyView™, ConfigAir™, CeraMon™, EtherAir™, QuickAir™, QuickAir Partner Program™, QuickAir Partner Certification Program™, QuickAir Partner Zone™, EncryptAir™ and Microwave Fiber™ are trademarks of Ceragon Networks Ltd.

This press release may contain statements concerning Ceragon’s future prospects that are “forward-looking statements” under the Private Securities Litigation Reform Act of 1995. These statements are based on current expectations and projections that involve a number of risks and uncertainties. There can be no assurance that future results will be achieved, and actual results could differ materially from forecasts and estimates. Important factors that could cause actual results to differ materially from forecasts and estimates include: Ceragon’s limited operating history and history of losses; Ceragon’s dependence on a limited number of key customers, independent manufacturers and suppliers; and the demand for Ceragon’s products and technology. These risks and uncertainties, as well as others, are discussed in greater detail in Ceragon’s Annual Report on Form 20-F and Ceragon’s other filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date on which they are made and Ceragon undertakes no commitment to revise or update any forward-looking statement in order to reflect events or circumstances after the date any such statement is made.

Investor Contact:
Vered Shaked
Ceragon Networks Ltd.
+972-3-645-5513
ir@ceragon.com